Mail Stop 4561

October 11, 2005

By U.S. Mail and Facsimile (202) 966-9409

David J. O`Connor
President and Chief Executive Officer
NEBS Bancshares, Inc.
660 Enfield Street
Enfield, Connecticut 06082

Re: NEBS Bancshares, Inc.
      Registration Statement on Form SB-2
      Filed September 13, 2005
      File No. 333-128277

      New England Bancshares, Inc
      Preliminary Proxy Statement on Form PRE14A
      Filed September 13, 2005
      File No. 000-49711

Dear Mr. O`Connor:

       We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in
response
to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your
explanation.
In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional
comments.

       The purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to
enhance
the overall disclosure in your filing. We welcome any questions
you
may have about our comments or on any other aspect of our review.
Feel free to call us at the telephone numbers listed at the end of
this letter.

Proxy Statement

1. Where comments on your Form SB-2 also relate to your proxy statement, please make corresponding or appropriate changes to your proxy statement.

SB-2
General

2. In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

Summary
Reduced Stockholder Rights, page 5

3. Please briefly describe here, and in the section beginning on page 115, the anti-takeover and related effects of the differences in stockholder rights.

Use of Proceeds, page 23

4. Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions, arrangements, agreements, or understandings concerning specific acquisitions or other uses.

Market for the Common Stock, page 25

5. We note the decrease in your stock price last quarter and as of the day preceding announcement of the conversion. Please advise what consideration was given to summary or risk factor disclosure.

Our Business, page 33
Lending Activities, page 34

6. Disclose the primary risks of each loan type, noting which are at higher risk.

Multi-Family and Commercial Real Estate Loans, page 35

7. Disclose the dollar amount and percentage of total loans for your multi-family and commercial real estate loans.

Analysis of Loan Loss Experience, page 68

8. We note your disclosure that you acquired $160,000 of allowance for loan losses through business combination during fiscal year end March 31, 2004.   Please revise to describe the nature of loans acquired and quantify the face value and fair value of loans acquired. Describe how you determined the fair value and the

amount
of the allowance for loan losses from the business combination.

Supervision and Regulation, page 103

9. With respect to the second introductory paragraph, please revise
to clarify whether you have provided a summary of all relevant laws,
rules and regulations and delete the implication that the discussion
cannot be relied upon by investors.

Plan of Distribution and marketing Arrangements, page 108

10. In the third paragraph, quantify a reasonable the range of fees
payable to KBW for its services in the subscription and community
offerings.

Consolidated Financial Statements, page 129

11. Please note the updating requirements of Item 310(g) of
Regulation S-B.

Note 3 - Investments in Available-for-Sale Securities, page F-14

12. We note your disclosure on page F-16 regarding the fair value and
unrealized losses of securities that have been in a continuous
unrealized loss position for less than twelve months and for twelve
months or more that are not considered to be other than temporarily
impaired. Please revise to describe the nature of your investments
in marketable equity securities and explain your basis for concluding
that these investments were not other than temporarily impaired as of
March 31, 2005 and June 30, 2005. Please provide us with your
comprehensive analysis based on the factors described in SAB Topic
5.M.

Note 19 - Acquisition of Windsor Locks Community Bank, page F-29

13. We note your disclosure that neither the Association nor the
Company was required to pay any consideration directly to any
affiliated party, including Windsor Locks Community Bank`s members in
the merger. Please revise to clarify the timing and structure of the
transaction, the parties involved, and the nature and fair value of
consideration exchanged.

14. Please revise to explain how New England Bancshares` issuance

of
171,355 shares to Enfield Mutual Holding is related to this
transaction. Disclose the estimated fair value of this issuance,
how
you determined that amount, and how you accounted for this
issuance.

Part II
Item 27(a) - List of Exhibits, page II-2

15. Please include an updated consent from your independent
accountants in your next pre-effective amendment.

Exhibits

16. We note that you have filed "form-of" exhibits for many of the
required exhibits. Please file executed or final copies by pre-
effective amendment.

*   *   *
Closing Comments

        As appropriate, please amend your registration statement in
response to these comments. You may wish to provide us with
marked
copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing
your
amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding
requesting acceleration of a registration statement. Please allow
adequate time after the filing of any amendment for further review
before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested
effective date.

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filings reviewed by the staff to
be
certain that they have provided all information investors require
for
an informed decision. Since the company and its management are in
possession of all facts relating to a company`s disclosure, they
are
responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration

statement, it should furnish a letter, at the time of such request,
acknowledging that

* should the Commission or the staff, acting pursuant to delegated
authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to
delegated authority, in declaring the filing effective, does not
relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any
proceeding
initiated by the Commission or any person under the federal
securities laws of the United States.

        In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in connection with our review of
your
filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the
effective date of the registration statement as a confirmation of
the
fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority,
grant
acceleration of the effective date.

        You may contact Nancy Maloney, Staff Accountant, at (202)
551-
3427 or Joyce Sweeney, Accounting Branch Chief, at (202) 551-3449
if
you have questions regarding any matters relating to the financial
statements and related matters. Please contact Jessica
Livingston,
Staff Attorney, at (202) 551-3448 or me at (202) 551-3491 with any
other questions.

                                        Sincerely,

                                        Todd Schiffman
                                        Assistant Director

cc: Lawrence M.F. Spacassi
       Scott A. Brown
       Muldoon, Murphy & Aguggia LLP
       5101 Wisconsin Avenue, NW
       Washington, DC 20016